LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

January 4, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549

Attn:                      Sebastian Gomez Abero, Esq.
       Jeffrey P. Riedler, Asst. Director

Re:           Auriga Laboratories, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed on December 21, 2007
File No.  333-148295

Gentlemen:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form SB-2 (“Amendment No. 1”).  The Amendment No. 1 has been revised in accordance with the Commission’s January 3, 2008 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes” and our responses below correspond to each comment number in the Comment Letter.

1.	In response to your comment we have revised the first paragraph under “Selling Security Holders”, to disclose that Duchess is“deemed an underwriter”.

2.
In response to your comment we have added disclosure to the first paragraph under “Summary Regarding Transaction With Dutchess” and the first paragraph under “Transaction With Dutchess Private Equities Fund, Ltd.”, setting forth that Duchess “is irrevocably bound” to purchase shares pursuant to the Investment Agreement.

3.	In accordance with your comment we have attached as Exhibit 5.1 to the Amendment No. 1, the legal opinion required by Item 601 of Regulation S-B.

The only other changes refer to an increase of shares to be sold by two additional selling shareholders to 2,500,000 shares and the attendant number changes required by this increase. In accordance with the registration of these additional shares we have wired an additional payment to the Commission’s account to cover the increase in the filing fee.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing and requesting “acceleration” of the effective day to Wednesday, January 9, 2008.

We believe that we have responded to all of your comments fairly and reasonably.  We respectively request that the Staff provide expedited treatment for this filing. Please contact the undersigned as soon as possible should you have any further questions or comments.  Thank you for your cooperation and courtesies in this matter..

Very truly yours,
Law Offices of William B. Barnett

/s/ William B. Barnett

William B. Barnett

WBB: scc